Jordan K. Thomsen Vice President & Corporate Counsel The Prudential Insurance Company of America 3 Gateway Plaza, 3rd Floor Newark, NJ 07102 (973) 802-4193
January 8, 2021
Mr. Ruairi Regan
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

Re: Correspondence filings to Post-Effective Amendment No. 3 on Form S-1 to
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT (File No. 333-223076)
AND
PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT (File No. 333-223077)

Dear Mr. Regan:

On September 25, 2020, post-effective amendments to registration statements on Form S-1 (File Nos. 333-223075, 333-223076 and 333-223077) were filed by Prudential (the “Company”) to three real property Separate Accounts, which serve as investment options under previously issued variable life and variable annuity contracts. The post-effective amendments described the planned liquidation of those Separate Accounts. The Company received two rounds of comments from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”). The first round of comments was received over the phone on October 20, 2020 and the second round was received via Staff letter dated November 19, 2020. On November 3, 2020 and November 24, 2020, respectively, the Company filed, via correspondence, response letters to the Staff. The Company filed those two response letters to the Prudential Variable Contract Real Property Account registration statement (File No. 333-223075), but we did not make concurrent correspondence filings to the other two registration statements.

The purpose of this letter is to associate the complete correspondence history of each post-effective amendment by including both the November 3, 2020 and November 24, 2020 correspondence letters with the registrations for the Pruco Life of New Jersey Variable Contract Real Property Account (File No. 333-223076) and the Pruco Life Variable Contract Real Property Account (File No. 333-223077). Attachment 1 contains the November 3, 2020 correspondence. Attachment 2 contains the November 24, 2020 correspondence. The comments and the corresponding responses in these letters apply similarly to the three post-effective amendments.

Respectfully yours,
/s/ Jordan K. Thomsen
Jordan K. Thomsen
The Prudential Insurance Company of America

Cc: Christopher E. Palmer, Esq.

Christopher E. Palmer +1 202 346 4253 cpalmer@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, NW Washington, DC 20036
ATTACHMENT 1

November 3, 2020

VIA EDGAR
Ruairi Regan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Liquidation of Prudential Real Estate Separate Accounts

Dear Mr. Regan:

In response to the Staff’s request, this letter sets forth background information regarding the three real property Separate Accounts (listed and defined below) serving as investment options under previously issued variable life and variable annuity contracts, discusses the planned liquidation of those Separate Accounts, explains the post-effective amendments to the registration statements on Form S-1 filed September 25, 2020 (Reg. Nos. 333-223075, 333-223076 and 333-223077), and discusses how the planned liquidation compares to a variable contract substitution.

We are seeking acceleration of the registration statements prior to December 7, 2020, the date of the proposed supplements. To meet the internal systems deadlines required to implement the start of the liquidation process prior to April 2021, we would need to resolve any Staff questions or comments prior to November 23, 2020. The systems changes needed to take the steps outlined below, such as making available a new investment option and lifting transfer restrictions, can only be made at certain times of the year. We appreciate your assistance, and we understand that the Staff has not made any commitments as to timing.

Background

In the 1980s, The Prudential Insurance Company of America and its affiliates (collectively, “Prudential”) created real estate investment options for certain variable life insurance and variable annuity contracts (collectively, “contracts”). The options were offered through three affiliated insurance companies, so there are three separate accounts (the “Separate Accounts” or the “RPAs”):

1.The Prudential Insurance Company of America Variable Contract Real Property Account (“PICA RPA”) (Reg. No. 333-223075);
2.Pruco Life Variable Contract Real Property Account (“PLAZ RPA”) (Reg. No. 333-223077); and
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3.Pruco Life of New Jersey Variable Contract Real Property Account (“PLNJ RPA”) (Reg. No. 333-223076).

The Separate Accounts invest (through a partnership structure) primarily in real estate, not primarily in securities, and therefore the Separate Accounts are not investment companies and are not registered under the Investment Company Act of 1940 (the “1940 Act”). The interests issued by the Separate Accounts are registered under the Securities Act of 1933 Act (the “1933 Act”) on Form S-1. All three Separate Accounts are general partners in an underlying partnership. The structure allowed the creation of one portfolio of real estate properties.

Prudential worked through the structure with the Staff in 1986 and 1987, and the Staff issued three no-action letters. Collectively, the letters provide that the Staff will not seek enforcement action if the Separate Accounts do not register as investment companies under the 1940 Act, but contemplate that the interests issued by the Separate Accounts will be registered under the 1933 Act.1

In 2017, the Separate Accounts stopped filing periodic reports under Section 15(d) of the the Securities Exchange Act of 1934 based on a submission to and discussions with the Office of Chief Counsel in the Division of Corporation Finance and existing precedent. See The Equitable Life Assurance Society of the United States, SEC No-Action Letter (April 19, 1996). Consistent with those discussions and the existing precedent, Prudential provides annual and semi-annual reports to contract owners invested in an RPA.

The contracts that include an RPA as an investment option have not been sold since 2001. Prudential has continued to maintain an effective registration statement for each RPA on Form S-1 because existing contract owners may allocate new payments or transfer existing account value to the RPAs.

The RPAs have combined net assets of approximately $190 million as of October 31, 2020. There are approximately 35,000 contract owners with an allocation to RPA, 92% of whom have an allocation less than $10,000.

The contracts including RPA as an investment option include a variety of other investment options offered through a separate account registered under the 1940 Act as a unit investment trust which invests in a variety of underlying registered management investment companies (i.e., mutual funds). For example, Prudential’s Variable Appreciable Life contract offers 13 different mutual fund options (including balanced, equity and fixed income funds) through the Prudential Variable Appreciable Account, a fixed rate option, and the RPA. As discussed in more detail
1 See Pruco Life Real Property Account, SEC No-Action Letter (Sept. 18, 1986) (Staff would not recommend enforcement action if PLAZ RPA, the first RPA to be created, does not register as an investment company); Pruco Life Ins. Co., SEC No-Action Letter (May 26, 1987) (Staff would not recommend enforcement action if Prudential does not register RPA interests as securities under Section 12 of the Securities Exchange Act of 1934); The Prudential Ins. Co., SEC No-Action Letter (Oct. 22, 1987) (Staff would not recommend enforcement action if Prudential implements the partnership structure with the three Separate Accounts as general partners without registration under the 1940 Act).
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below, in connection with the planned liquidation, Prudential will add to each contract an additional mutual fund option, the AST Cohen & Steers Realty Portfolio.

The RPAs are not underlying funds of any registered UIT separate account. Stated another way, the interests under the contracts in the RPAs are issued directly to the contract owners, as are the interests under the contracts in the registered UIT separate account. Contract charges (such as mortality and expense risk charges and cost of insurance charges) are deducted from both the registered UIT separate account and the RPA based on the relative amounts of account value allocated to each. Contract owners may transfer account value between the RPA and the registered UIT separate account. The structure and approach is similar to annuity contracts that provide registered UIT investment options and other options such as registered indexed options (registered under the 1933 Act but not the 1940 Act) and fixed rate options (which are not registered under either the 1933 Act or the 1940 Act). Those types of contracts are sometimes called combination contracts because a single contract form issued to a contract owner includes a combination of types of investment options.2

Planned Liquidation of the RPAs

With limited inflows, and increased outflows, the investment manager of the Partnership, PGIM, Inc. (“PGIM”), a Prudential affiliate, believes that it is in the best interest of contract owners to liquidate the RPAs. As noted in the previous section, the RPAs have not been offered on any new contracts sold by Prudential since 2001. With decreasing asset levels, PGIM believes that the RPAs will not be of the scale necessary to effectively invest in a diversified set of properties going forward.

The relevant Prudential entities, including PGIM, have worked on a liquidation plan. Prudential has discussed the plan with the required state insurance departments (NY, NJ and AZ), and Prudential has received all necessary state insurance department approvals for the plan.

The liquidation plan includes the following steps in the liquidation:

2 For example, Prudential recently registered on Forms N-4 and S-3 an annuity contract providing both variable and indexed options, with the ability to transfer account value among the options. The prospectus summary explains the structure: “The Prudential FlexGuard index-linked and variable annuity contract issued by PALAC is a contract between you, the Owner, and Prudential Annuities Life Assurance Corporation, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. … The Annuity offers various Variable Investment Subaccounts and Index Strategy Allocation Options. … Assets supporting the Index Strategies are held in a non-insulated, non-registered separate account and are subject to the claims of the creditors of PALAC and the benefits provided are subject to the claims paying ability of PALAC.” See Form S-3 Amendment, Prudential Annuities Life Assurance Corporation, Reg. No. 333-248270, filed May 7, 2020, SEC Accession No. 0000881453-20-000058.
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a.Effective December 8, 2020, the RPAs will close to additional investments, including new purchase payments under the contracts and transfers from other investment options.
b.Also effective December 8, 2020, all transfer restrictions out of RPA will be eliminated, and any transfer out of RPA will not count towards any annual transfer limitation under the contracts.
c.Each contract will make available a new mutual fund option, the AST Cohen & Steers Realty Portfolio (the “AST Portfolio”). The AST Portfolio normally invests at least 80% of its assets in securities of real estate related issuers, including shares in real estate investment trusts.
d.On or about December 6, 2021 (the “Liquidation Date”), any contract owner account value allocated to RPA will be transferred to the AST Portfolio. That transfer will be valued as of the Liquidation Date (using the valuation procedures described in the RPA prospectus and the AST Portfolio prospectus).
e.After the Liquidation Date, any remaining properties or other assets will be owned by Prudential until final sale.
f.Prudential expects it will sell all of the properties by the end of 2023, but not before the Liquidation Date. If not all of the properties are sold by the Liquidation Date, upon the sale of the last property, Prudential will determine if the aggregate value of the sale prices of the properties sold after the Liquidation Date is greater than the aggregate value of those properties as of the Liquidation Date. If so, Prudential will make a supplemental payment for contracts that had allocations to RPA as of the Liquidation Date.

Post-Effective Amendments

The post-effective amendments include the prospectus supplement that Prudential plans to send to each contract owner on December 7, 2020 notifying them of the planned liquidation of the RPAs. The supplements in the three post-effective amendments are identical other than the name of the specific Separate Account.

Prudential will mail with each supplement a copy of the current summary prospectus for the AST Portfolio.

Prudential plans to re-mail the prospectus supplement and the then-current summary prospectus for the AST Portfolio to contract owners invested in the RPAs approximately 30 days before the Liquidation Date.

Prudential will pay the costs of the printing and mailing.

Assuming the post-effective amendments are declared effective prior to December 7, 2020, Prudential does not expect to make any additional filings with respect to these registration
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statements. Once the RPAs are closed to new investment, no securities will issued by the RPAs and therefore the RPAs do not need to maintain a current registration statement.3

We do not see a need to withdraw the registration statements. Although withdrawal is sometimes pursued to avoid integration with a private offering (see Rules 155 and 477 under the 1933 Act), there is no such need to do so here. In addition, Rule 477, which governs withdrawal, would not apply because securities have been sold under the registration statements.

Although Rule 457(p) under the 1933 Act provides some ability to use fee payments to offset fees under future registration statements, we do not expect to utilize that rule (because the rule generally requires that the new registration statement be filed by the same registrant or certain parents or subsidiaries).

Comparison to Substitution under Section 26(c)

Section 26(c) of the 1940 Act requires an SEC order before a depositor or trustee of a registered unit investment trust (“UIT”) holding the security of a single issuer substitutes another security for such security. The SEC has issued more than 200 orders permitting the substitution of one mutual fund option under a variable contract for another mutual fund option.4 In those cases, the sub-account of a separate account registered under the 1940 Act as a UIT is redeeming all of its shares in the current mutual fund and using the proceeds of that redemption to purchase shares of the new mutual fund. Because the UIT is registered under the 1940 Act, Section 26(c) applies and an SEC order is required for the substitution.5

Section 26(c) does not apply because there is no substitution by a registered UIT. Instead, three unregistered separate accounts are being liquidated, with the liquidation proceeds being transferred to another separate account available under the contract. The fact that money is being transferred to a registered UIT does not trigger Section 26(c). Section 26(c) applies only when the registered UIT seeks to change the security in which it is invested.

3 As recently noted by the SEC in the adopting release for the new summary prospectus rule for variable contracts, the need to maintain a current registration statement is triggered by the ability to direct payments or transfers to the contract options. See Release No. IC-10765, at 293 (Mar. 11, 2020) (“Summary Prospectus Release”) (“Each additional purchase payment under a variable contract, or reallocation of contract value from one sub-account to another, is considered a ‘sale’ under Section 5 of the Securities Act requiring delivery of a current prospectus, and variable contract issuers generally maintain current prospectuses for their products through the filing of annual post-effective amendments to the registration statements and, as necessary, supplementing or ‘stickering’ the contract prospectus or SAI.”). Prudential will maintain a current registration statement for each contract’s registered UIT providing the mutual fund investment options or rely on the Commission’s position on discontinued contracts in the Summary Prospectus Release.
4 See Release No. IC-33721, at 11 (Dec. 20, 2019) (812-14722) (“Since the early 1980s, the Commission has issued nearly 200 substitution orders under Section 26(c) involving variable insurance contract UIT subaccounts replacing their underlying mutual funds.”).
5 The SEC staff has issued no-action letters permitting substitutions in certain circumstances with an SEC order. See, e.g., American Enterprise Life Ins. Co., SEC No-Action Letter (Apr. 30, 2002) (transfer to a money market fund when an unaffiliated fund liquidates).
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Although Section 26(c) does not apply, Prudential has looked to the substitution process to develop a liquidation process with a focus on the best interest of contract owners. The planned liquidation process includes the following procedural steps that are consistent with the conditions of a typical substitution order:

a.Prudential will provide advance notice of the liquidation. The first notice will be provided in December 2020, and a second notice will be provided approximately 30 days before the Liquidation Date, which is estimated to be December 6, 2021.
b.All transfer restrictions or limitations are being waived effective December 8, 2020. Any transfer out of RPA will not count against any annual limit on transfers.
c.After the liquidation, Prudential will deliver to each affected contract owner a confirmation of the transfer transaction.

Consistent with the approach used for substitution transactions, Prudential considered the relative investment strategies, fees and expenses of RPA and the AST Portfolio. Prudential selected the AST Portfolio because it permits contract owners to maintain an allocation to real estate. The AST Portfolio is the most closely comparable fund in the Prudential fund group available for variable contracts (investing primarily in real estate securities) and has been subadvised since 1998 by Cohen & Steers Capital Management, Inc., an investment manager specializing in real estate securities. The fee and expense comparison is not as simple as comparing one mutual fund to another because RPA expenses include property-related expenses in addition to the investment management fee. In contrast, with a real estate securities fund, such as the AST Portfolio, the property level expenses are reflected in the performance of the securities and are not reflected in the prospectus fee table. That said, the AST Portfolio management fee is lower than the RPA management fee. The current AST Portfolio prospectus shows a management fee of 0.83%, while the management fee for RPA is 1.25%. The total expense ratio for the AST Portfolio in the current prospectus is 1.10%, while the RPA prospectus financial information shows for the underlying RPA partnership a ratio of expenses to average net assets of 6.23%.6

6 The RPA prospectus describes fees and expenses as follows: “Pursuant to the investment management agreement, the Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership. Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys’ fees, architects’ fees, engineers’ fees, and accounting fees. After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual and semi-annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership’s assets. Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual and semi-annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under Conflicts of Interest. In addition to the various expenses charged against the Partnership’s assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.”
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The structure of the transfer on the Liquidation Date is also consistent with substitution transactions. In particular, the transfer will be effected at the relative net asset values of the interests in RPA and the shares of the AST Portfolio as of the Liquidation Date consistent with the pricing provisions of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder and without the imposition of any transfer or similar charges. In other words, the transfer will be effective without change in the account value of any contract. The proposed substitutions will in no way alter the tax treatment of the contract owners, and no tax liability will arise for contract owners as a result of the transfer. No right or obligation of the insurance company will be altered in any way.

These procedural steps and substantive provisions provide an appropriate approach to addressing the net outflows in the RPAs and the expected continued outflows because no new contracts have been issued since 2001.

* * * * *

For the reasons set forth above, Prudential believes that the planned liquidation is in the best interest of contract owners and meets all applicable legal requirements. We hope that the background information and discussion of the planned liquidation responds to the Staff’s questions and provides a basis for the acceleration of the amendments to the registration statements. If you have any further questions, please contact Chris Palmer at (202) 346-4253 or Jordan Thomsen of Prudential at (973) 802-4193.

Respectfully submitted,

/s/ Christopher E. Palmer
Christopher E. Palmer

cc: Harry Eisenstein, SEC
James Lopez, SEC
Erin Martin, SEC
Adam Turk, SEC
Jordan Thomsen, Prudential

ACTIVE/105713050.1

ATTACHMENT 2

Jordan K. Thomsen Vice President & Corporate Counsel The Prudential Insurance Company of America 3 Gateway Plaza, 3rd Floor Newark, NJ 07102 (973) 802-4193
November 24, 2020

Mr. Ruairi Regan
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

Re: PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
Post Effective Amendment No. 3 on Form S-1
Response dated November 19, 2020
File No. 333-223075

Dear Mr. Regan:

The Prudential Insurance Company of America (“Prudential”) filed a post-effective amendment to its S-1 registration statement for the Prudential Variable Contract Real Property Account on September 25, 2020. On that date, Prudential also filed two similar post-effective amendments for the Pruco Life Variable Contract Real Property Account and the Pruco Life of New Jersey Variable Contract Real Property Account. These three post-effective amendment filings described a plan of liquidation for the Real Property Accounts. This correspondence is provided in response to the November 19, 2020 comment letter from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”). Our responses to the Staff’s comments are set forth below. We have also included as Appendix I to this correspondence a revised version of our post-effective amendment, which contains disclosure enhancements.

Comment 1

Please provide expanded disclosure in your amended registration statement to address each of the following:
•Why you are liquidating the Real Property Account at this time;
•How you selected AST Cohen & Steers Realty Portfolio as the replacement option;
•Please include either a description of the principal strategies of the new fund or a description of the differences in the principal strategies (if any) between the Real Property Account and the AST Cohen & Steers Realty Portfolio. Describe any other material differences between the Real Property Account and the AST Cohen & Steers Realty Portfolio. Also, disclose the relative fees for each investment option;
•Explain, if any, the tax implications of the reallocation of investments; and
•Clarify who bears the costs for selling the properties.

Response:

Expanded disclosures have been included in the amended registration statement. The revised amendment is included below as Appendix I.

Comment 2

Please expand your disclosure to ensure it is balanced in discussing the benefit to remaining invested in the Real Property Account until the liquidation date. It appears that in order to get a supplemental payment for the Sales Price Excess the investor must remain invested in the Real Property Account until the liquidation date. Disclose the risks, if any, to an investor of staying in the Real Property Account until the liquidation date (as opposed to liquidating earlier and transferring the account value to the AST option or another investment option).

Response:

Expanded disclosure has been included. See Appendix I.

Comment 3

Please confirm that you will remove from registration any remaining securities, which have not been sold under the registration statement, upon termination of the offering in accordance with your undertakings under Item 512(a)(3) of Regulation S-K.

Response:

Upon closure of the RPAs to new money, we confirm that we will deregister any remaining securities in accordance with our undertaking under Item 512(a)(3) of Regulation S-K.

Comment 4

Please confirm and clarify in the amendment that you will provide a prospectus for the AST Cohen & Steers Realty Portfolio to the investors.

Response:

Contract owners will receive the May 1, 2020 summary prospectus for the AST Cohen & Steers Realty Portfolio with the delivery of the supplement included in the post-effective amendment. This has been clarified in the disclosure in Appendix I.

Comment 5

Please clarify for us whether the liquidation will affect investment choices available under any feature (e.g., dollar cost averaging) in contracts that will replace a Real Property Account as an investment option with the Cohen & Steers AST Portfolio. Also, please clarify in the amendment that if an investor in a contract that includes a Real Estate Property Account does not provide new allocation instructions prior to the Substitution Date, then allocation instructions on file for that investor will automatically be updated to replace allocations to the Account with allocations to the subaccount that invests in the Cohen & Steers AST Portfolio at the close of business on the Substitution Date.

Response:

Upon closure of the RPAs to new contributions, any outstanding contract owner investment program that includes the RPA as a destination fund will default that portion to the AST Cohen & Steers Portfolio until we receive subsequent instruction. This impact is described in the disclosure in Appendix I.

Comment 6

We note that your response indicates that the contracts that include a Real Property Account as an investment option have not been sold since 2001. Please tell us whether any of these contracts have ceased updating their registration statements, in reliance on the Great West line of no-action letters, on or prior to July 1, 2020.

Response:

Certain contracts had ceased updating their registration statements prior to July 1, 2020 in reliance on the Great West line of no-action letters. In those instances, contract owners have annually received a Real Property Account S-1 prospectus. Owners of contracts that have not ceased updating their registration statements and owners of contracts that are not eligible to rely on the Commission’s updated position on discontinued contracts in Release No. IC-33814 (Mar. 11, 2020) will annually receive updating summary prospectuses. Contracts for which the registration statement has fewer than 5,000 contracts as of July 1, 2020 will rely on the Commission’s updated position on discontinued contracts in Release No. IC-33814 (Mar. 11, 2020).

We would greatly appreciate the Staff’s effort in resolving these comments as soon as possible to provide time for our internal system development work to be completed. We intend to file subsequent post-effective amendments to the three Real Property Account S-1s upon resolution of comments.

Respectfully yours,

/s/ Jordan K. Thomsen
Jordan K. Thomsen
The Prudential Insurance Company of America

Cc: Christopher E. Palmer, Esq.

APPENDIX 1

The Prudential Insurance Company of America

Prudential Variable Contract Real Property Account
Supplement dated February 21, 2021 to the
Prospectus dated May 1, 2020

Notification of Liquidation of Real Property Account

This supplement provides important information regarding an investment option under your variable life insurance or variable annuity contract (“Contract”), the Prudential Variable Contract Real Property Account (the “Real Property Account”).
As explained in more detail below:
•Effective February 22, 2021, the Real Property Account will close to additional investments.
•The Real Property Account will be liquidated approximately one year later (on or about February 22, 2022).
•If you have account value allocated to the Real Property Account on that liquidation date, that account value will automatically be transferred to the AST Cohen & Steers Realty Portfolio, a fund investing primarily in real estate securities.
•If you want the account value (if any) that you have allocated to the Real Property Account to be transferred to the AST Cohen & Steers Realty Portfolio on the liquidation date, you do not need to take any action.

The Prudential Insurance Company of America and its affiliates (collectively, “Prudential”) have determined that it is in the best interest of Contract owners to liquidate the Real Property and its underlying partnership because the investment option has not been offered on Contracts sold by Prudential since 2001 and there are current and expected futures net outflows from the Real Property Account and its underlying partnership. PGIM, Inc., the investment manager of the partnership, believes that the partnership will not be of the scale necessary to effectively invest in a diversified set of properties going forward.

Prudential has selected the AST Cohen & Steers Realty Portfolio as an alternative investment option because it is a fund available for Prudential Contracts that invests primarily in real estate securities and has been subadvised since 1998 by Cohen & Steers Capital Management, Inc., an investment manager specializing in real estate securities. More information about the AST Cohen & Steers Realty Portfolio is set forth below. We have also delivered with this supplement a copy of the summary prospectus for the AST Cohen & Steers Realty Portfolio.
If you have any questions, please call one of our customer service offices. For Individual Life Insurance Contract owners, please call (800) 778-2255, Monday through Friday from 8:00a.m. to 8:00p.m. Eastern Time. For Annuity Contract owners, please call (888) PRU-2888 Monday through Thursday 8:00a.m. to 7:00p.m. and Friday 8:00a.m. to 6:00p.m.

No New Allocations to the Real Property Account. Effective February 22, 2021, the Real Property Account will close to additional investments. No additional investments in the Real Property Account, including through transfers and automatic programs such as dollar cost averaging and rebalancing, can be made after February 21, 2021. Any allocation designated for investment in the Real Property Account after February 21, 2021, including under preexisting premium, transfer or rebalancing instructions will automatically be redirected to the AST Cohen & Steers Realty Portfolio unless you instruct us otherwise. In particular:

•As of February 22, 2021, if you instructed that a percentage of your contributions or premiums be directed to the Real Property Account, that percentage will instead be directed to the AST Cohen & Steers Realty Portfolio until you instruct us to do otherwise. If your contribution or premium allocation instructions do not include the Real Property Account, the investment options and percentages you selected will not change.

•As of February 22, 2021, if you selected the Real Property Account for use in a dollar cost averaging or rebalancing program, your Contract will use the AST Cohen & Steers Realty Portfolio for that program and will do so until you instruct us otherwise. If your program instructions do not include the Real Property Account, the investment options and percentages you selected will not change.

You always have the option to change your instructions for contributions and premiums, dollar cost averaging programs or rebalancing programs to include an available investment option other than the AST Cohen & Steers Realty Portfolio by contacting Prudential at the phone numbers listed at the beginning of this supplement.

AST Cohen & Steers Realty Portfolio. The investment objective of the AST Cohen & Steers Realty Portfolio (the “Portfolio”) is to seek to maximize total return through investment in real estate securities. In pursuing its investment objective, the Portfolio normally invests at least 80% of its assets (net assets plus any borrowings made for investment purposes) in securities of real estate related issuers. Generally, the equity securities of real estate related issuers will consist of common stocks (including shares in real estate investment trusts, “REITs”), rights or warrants to purchase common stocks, securities convertible into common stocks where the conversion feature represents, in the view of Cohen & Steers Capital Management, Inc., the Portfolio’s subadviser, a significant element of the securities’ value, and preferred stocks. Real estate related issuers include companies that derive at least 50% of revenues from the ownership, construction, financing, management or sale of real estate or that have at least 50% of assets in real estate. More information about the Portfolio is set forth in the chart at the end of this supplement and in the enclosed summary prospectus for the Portfolio.

Liquidation Date. There will be a one-year liquidation period for the Real Property Account. We currently expect that the Real Property Account will liquidate on or about February 22, 2022 (the “liquidation date”). If you have account value allocated to the Real Property Account on the liquidation date, that account value will be transferred automatically to the AST Cohen & Steers Realty Portfolio as of the liquidation date. The assets of the Real Property Account will be valued in accordance with the valuation procedures set forth in the Prospectus, including any properties that remain unsold on the liquidation date. After the liquidation date, any remaining properties or other assets will be owned by Prudential Financial until final sale.

Transfers Prior to the Liquidation Date. You may transfer your account value out of the Real Property Account by submitting a transfer request. Please call 800-778-2255 (Individual Life Insurance Contract owners) or (888) PRU-2888 (Annuity Contract owners) or login online at www.prudential.com/login, if you would like to initiate a transfer out of the Real Property Account. Any transfer you request out of the Real Property Account will not count toward the annual transfer limitation applicable to your Contract. As noted below, transfer restrictions have been lifted.

Transfer Considerations. As explained in the following section, it is possible that a supplemental payment may be made to Contract owners who remain invested in the Property Account until the Liquidation Date. There is no guarantee that a supplemental payment will be made, and any Contract owner remaining in the Real Property Account will experience the investment results of the Real Property Account for the allocated account value rather than the investment results of any other investment option, such as the AST Cohen & Steers Realty Portfolio. There is no guarantee of any particular investment results of any investment option or which investment option will have better performance. Investors remaining in the Real Property Account will continue to pay ongoing fees and expenses, including expenses in connection with liquidation of any properties. Information about fees and expenses of the Real Property Account and the AST Cohen & Steers Realty Portfolio are included in the comparison chart later in this supplement. Additional information is included in the prospectus for the Real Property Account (which has been provided to Contract owners who have allocated account value to the Real Property Account and which is available by contacting Prudential at the phone numbers set forth at the beginning of this supplement) and in the summary prospectus for the AST Cohen & Steers Realty Portfolio (which is enclosed).

Possible Supplemental Payment for Contracts Remaining Invested in the Real Property Account until the Liquidation Date. Prudential currently anticipates that all the properties in the Real Property Account and its underlying partnership will be sold by the end of 2023, but there is no guarantee that all properties will have been sold by that date. If all the properties are not sold by the liquidation date, upon the sale of the last property, Prudential will determine if the aggregate value of the sale price of the properties sold after the liquidation date is greater than the aggregate value of the valuation of those properties as of the liquidation date. We refer to the Real Property Account’s pro rata share of any such excess as the “Sales Price Excess.” If there is a Sales Price Excess, Prudential will add account value or make a payment (the “Supplemental Payment”) for Contracts that had allocations to the Real Property Account as of the liquidation date. The Supplemental Payment for each Contract would be calculated as a pro rata share of the Sales Price Excess based on the value of all Real Property Account allocations outstanding as of the liquidation date. Stated another way, the Supplemental Payment for each Contract would be equal to the Contract’s account value allocated to the Real Property Account on the liquidation date, divided by the total amount invested on that date in the Real Property Account multiplied by the Sales Price Excess. No Supplemental Payment would be made if it would be below a de minimis amount of $10. No notification will be provided if there is no Supplemental Payment. There is no guarantee that a Supplemental Payment will be made.

No Tax Impact. There is no tax impact on Contracts owners as a result of the liquidation or any transfers. A transfer of your account value from the Real Property Account to another investment option under your Contract, including any automatic transfer to the AST Cohen & Steers Realty Portfolio, will not have any tax impact on you or your Contract.

Transfer Restrictions Lifted. Account value allocated to the AST Cohen & Steers Realty Portfolio has greater transfer flexibility than the rules that were previously applicable to the Real Property Account, as described in the table below. Effective February 22, 2021, the Real Property Account restrictions noted below have been lifted as part of the liquidation process.

Real Property Account (Prior Restrictions)	AST Cohen & Steers Reality Portfolio
•Transfers to another investment option from the Real Property Account were only permitted once annually during the 30-day period beginning on your Contract Anniversary.
•Transfers are permitted any day the NYSE is open for trading, subject (i) to any restrictions on frequent trading described in the Portfolio prospectus in effect at the time of the transfer and (ii) to any limitations on transfers set forth in the Contract Prospectus in effect at the time of the transfer.

•Transfers out of the Real Property Account were limited to the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000.	•No percentage or dollar limitations on transfers out for the AST Cohen & Steers Reality Portfolio.

Comparison of the Real Property Account and AST Cohen & Steers Realty Portfolio. The chart below compares key aspects of the Real Property Account and AST Cohen & Steers Realty Portfolio. For more information about Real Property Account, see the prospectus, which has been provided to Contract owners who have allocated account value to the Real Property Account and which is available by contacting Prudential at the phone numbers set forth at the beginning of this supplement. For more information about the AST Cohen & Steers Realty Portfolio, see the enclosed summary prospectus.

	Real Property Account (“Account”)	AST Cohen & Steers Realty Portfolio (“Portfolio”)
Investment Strategy	Through an underlying Partnership, the Account invests at least 65% of its assets in direct ownership interests in: income producing real estate; participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and real property sale leasebacks negotiated on behalf of the Partnership.

The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership’s assets will be held in cash or invested in liquid instruments and securities. The remainder of the Partnership’s assets may be invested in other types of real estate related investments, including non-participating mortgage loans and real estate investment trusts.	The Portfolio normally invests at least 80% of its assets (net assets plus any borrowings made for investment purposes) in securities of real estate related issuers. Generally, the equity securities of real estate related issuers will consist of common stocks (including shares in real estate investment trusts, “REITs”), rights or warrants to purchase common stocks, securities convertible into common stocks where the conversion feature represents, in the view of the Portfolio’s subadviser, a significant element of the securities’ value, and preferred stocks. Real estate related issuers include companies that derive at least 50% of revenues from the ownership, construction, financing, management or sale of real estate or that have at least 50% of assets in real estate.

The Portfolio is non-diversified, which means that it can invest a greater percentage of its assets in the securities of fewer companies than a diversified mutual fund.
Investment Manager	PGIM, Inc., a Prudential Financial company.	Managers: PGIM Investment LLC and AST Investment Services, Inc., both Prudential Financial companies. Subadviser: Cohen & Steers Capital Management, Inc.
Investment Management Fee	The Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership.	The Portfolio pays a daily investment management fee, which equal to an annual percentage rate of the average daily net assets of the Portfolio. The rate is 0.8325% for average daily net assets up to $300 million, and the rate decreases for assets over $300 million. For 2019, the rate was 0.83%.

Fees and Expenses	In addition to the investment management fee, the Partnership pays other expenses, including expenses related to the operation of the Partnership and direct investments in real estate. For 2019, the Partnership financial statements show total expenses of 6.29% of Portfolio net assets.	In addition to the investment management fee, the Portfolio pays other expenses, including expenses related to the operation of the Partnership, the purchase and sale of real estate securities. The Portfolio, unlike the Account, does not directly pay expenses related to direct investments in real estate; instead, those expenses are paid by the companies in which the Portfolio invests. For 2019, total expenses for the Portfolio were 1.10% of average daily net assets (as set forth in the Portfolio summary prospectus).

Risks
Risks of Ownership of Real Properties. The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating ccupancy rates of hotel rooms and the absence of long-term tenants. The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (for example, nuclear plant accidents and wars) which are either uninsurable or not economically insurable. See prospectus for additional risk information.

Real Estate Risk. Investments in real estate investment trusts (“REITs”) and real estate-linked derivative instruments are subject to risks similar to those associated with direct ownership of real estate. Poor performance by the manager of the REIT and adverse changes to or inability to qualify with favorable tax laws will adversely affect the Portfolio. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property. See summary prospectus for additional risk information

Past Performance (Does not reflect contract charges)	Average annual returns for the periods ended June 30, 2020: •1-year: -4.42 •5-year: 4.76 •10-year: 7.80 Past performance does not mean that the Account will achieve similar performance in the future.	Average annual returns for the periods ended June 30, 2020: •1-year: -4.98 •5-year: 5.98 •10-year: 9.95 Past performance does not mean that the Portfolio will achieve similar performance in the future.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS